

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

May 16, 2016

James Lin, Esq.
Davis Polk & Wardwell
The Hong Kong Club Building
3A Chater Road Central
Hong Kong

>   **Re: Schedule 13E-3**
>   **Filed April 22, 2016 by Ku6 Media Co., Ltd., Shanda Investment**
>   **Holdings Limited, Ku6 Acquisition Company Limited, Shanda**
>   **Media Limited, Premium Lead Company Limited, Shanda**
>   **Interactive Entertainment Limited, Shanda Pictures Corporation,**
>   **Shanda Media Group Limited, and Tianqiao Chen**
>   **File No. 005-81475**

Dear Mr. Lin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1.   Please tell us why the Company's directors and officers Mr. Feng Gao, Mr. Robert Chiu, Mr. Minfeng Chen, and Mr. Jason (Zhensong) Ma are not filing persons on the Schedule 13E-3. We note that these individuals are affiliated with the Buyer Group as well as the Company. Also, tell us why you do not believe Shanda Group is a filing person.

Introduction

2.   Revise or remove the second sentence in the penultimate paragraph in this section. Filing persons may not disclaim their own disclosure.

3. Please remove the first sentence of the final paragraph of the Introduction section that the filing of the Schedule 13E-3 shall not be construed as an admission that the company is "controlled" by any filing person or affiliate of a filing person for purposes of Rule 13e-3. Given your determination to file the Schedule 13E-3, the filing persons may not make the stated disclaimer.

Proxy Statement

Cover Letter

4. Your definition of Unaffiliated Security Holders includes within it affiliates: *for example*, all of your officers and directors and some of your filing persons. Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to *unaffiliated* security holders. See Item 1014(a) of Regulation M-A.

5. Revise the cover letter to highlight that the Parent and the Supporting Parties hold sufficient votes at the special meeting to adopt the proposal.

Summary Term Sheet, page 1

6. Please revise this section to move the legend required by Rule 13e-3(e)(iii) to the outside front cover page.

7. We note the Buyer Group will acquire 89.7% ownership and control of the Company. Please expand your disclosure to discuss who will retain ownership of the remaining 10.3%.

8. Revise this section to avoid duplication with the Questions and Answers (page 10). See Rule 13e-3(e) of the Exchange Act.

Special Factors, page 17

9. Revise this section of prominently disclose the information required by Item 7, 8, and 9 of Schedule 13E-3.

Background of the Transaction, page 17

10. Refer to the last paragraph on page 17 which describes the authority granted to the Special Committee. Clarify here whether the committee had the authority to reject the transaction and terminate negotiations with Shanda.

11. We note in the entry dated March 20, 2016 (page 21) that the committee decided to forego asking for a higher offer price. Revise this disclosure to describe the fiduciary duties of the directors in connection with this transaction.

Reasons for the Merger and Recommendation of the Special Committee and the Board, page 22

12.   Revise the first paragraph of page 23 to quantify the costs of remaining a public company.

13.   We note that the special committee and the board considered management's view as to the company's business, financial condition, results of operations, prospects and competitive position. Revise your disclosure to be more specific as to each item considered.

14.   With respect to the eighth bullet point on page 24, please address how any filing person relying on the Duff & Phelps opinion was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to holders of your shares other than holders of Excluded Shares rather than all security holders unaffiliated with the company.

15.   Your disclosure in the fifth bullet point on page 25 refers to "extensive negotiations with Shanda." It is unclear how the negotiations described in the Background section, especially over the transaction price, can be described as extensive given that there appear to have been very few discussions of price. Please advise.

16.   When discussing the potential negative factors please discuss that the final merger agreement does not have a majority of the minority vote condition and explain in your disclosure how you were able to reach the fairness determination disclosed given the absence of this condition and the fact that the acquiring parties control a supermajority of your shares and had already determined they were not interested in selling their shares.

17.   Revise the last paragraph on page 26 to explain why you believe that the company's liquidation value is less than its going concern value.

18.   Revise your disclosure to address book value as it relates to your fairness determination.

Position of the Buyer Group as to the Fairness of the Merger, page 27

19.   Please revise this section to disclose any negative factors. If you do not believe any negative factors are present, state so. Also, revise to address each part of Item 1014 of Regulation M-A, including its instructions.

Certain Financial Projections, page 30

20.   We note your disclosure is a summary of the company's internal projections. Revise to disclose the full projections.

21.   We note that you have included non-GAAP financial measures in the projected financial information. Please revise to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

Opinions of Duff & Phelps, the Special Committee's Financial Advisor, page 32

22.   Revise the last bullet point on page 32 to describe the "other internal documents" company management provided to Duff & Phelps.

23.   Please revise to disclose the data underlying the results described in each analysis and **to show how that information resulted in the multiples/values disclosed**. For example, disclose (i) the company's projected results that were used in conducting the Discounted Cash Flow Analysis, or a cross-reference to them, (ii) each information measure used for each comparable company that is the basis for the multiples disclosed on pages 37-38 with respect to the Selected Public Company analysis, and (iii) the transaction data from each transaction that resulted in the multiples disclosed on pages 37-38 with respect to the Selected M&A Transactions analysis.

24.   Disclose the basis for assumption of a 4.0% terminal growth rate and the discount rates range of 17.5% to 21.5%, each used in the Discounted Cash Flow analysis.

Purpose of and Reasons for the Merger, page 40

25.   Revise the first sentence of the disclosure under the caption "The Buyer Group" to remove doubt from whether the members of the Buyer Group are deemed to be engaged in the going private transaction. The determination to file the Schedule 13E-3 is your conclusion that these parties are in fact affiliates engaged in the going private transaction.

26.   Revise this section and the disclosure providing the reasons for entering into the transaction for each filing person to explain why each filing person has engaged in the going private transaction *at this time*. See Item 1013(c) of Regulation M-A.

Effects of the Merger on the Company, page 41

27.   Provide the disclosure required by instruction 3 to Item 1013 of Regulation M-A.

Alternatives to the Merger, page 44

28.   In the second paragraph, you disclose that the possibility of continuing to operate the company as an independent entity is "included" among the alternatives considered. We are unable to find any disclosure of other alternatives considered. Please revise or advise. Refer to Item 1013(b) of Regulation M-A for guidance.

Other Related Transactions, page 72

29.   We note your reference to disclosure of the company's related party transactions appearing in your annual report. To the extent that disclosure is responsive to your disclosure requirements under Schedule 13E-3, revise the proxy statement to include that disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

*   the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to Emily C. Drazan, Staff Attorney at (202) 551-3208, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 or me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions